

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2021

Michael Massaro
CEO
Flywire Corporation
141 Tremont St #10
Boston, MA 02111

      Re: Flywire Corporation
          Amendment No. 1 to Draft Registration Statement on Form S-1
          Filed April 13, 2021
          CIK No. 0001580560

Dear Mr. Massaro:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement submitted on April 13, 2021

Business, page 102

1.   With respect to the identification of customer identities on page 105 and elsewhere, please confirm that you have received consents to the references in your registration statement.

Please contact Charlie Guidry at 202-551-3621 or Mara Ransom, Office Chief, at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services